Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Synaptics Incorporated
Commission File No.: 000-49602

Subject Company: Synaptics Incorporated

 © onsemi 2026  onsemi to Acquire Synaptics  Our Next Chapter: Intelligent Systems  June 25, 2026

 Cautionary Note Regarding Forward-Looking Statements  This communication relates to a proposed business combination transaction between Synaptics Incorporated ("Synaptics") and ON Semiconductor Corporation ("onsemi"). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Synaptics’ and onsemi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Synaptics and onsemi, all of which are subject to change. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology that convey uncertainty of future events or outcomes.  These forward-looking statements involve known and unknown risks and uncertainties, which may cause Synaptics’ or onsemi’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, the following factors:  (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from regulators or the stockholders of Synaptics for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Synaptics or onsemi, including restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; (5) the ability of Synaptics and onsemi to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) uncertainty as to the long-term value of onsemi’s common stock; (11) legislative, regulatory and economic developments; and (12) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Synaptics’ and onsemi’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  In addition, actual results are subject to other risks and uncertainties that relate more broadly to Synaptics’ overall business, including those more fully described in Synaptics’ filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2025, and its quarterly reports filed on Form 10-Q for the current fiscal year, and onsemi’s overall business and financial condition, including those more fully described in onsemi’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2025, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and neither Synaptics nor its management undertakes any obligation to update or revise any forward-looking statements.  This is not an offer or solicitation. For additional information, please reference slides 15-16.  © onsemi 2026 | 2

 Today’s Speakers  Hassane El-Khoury  President, Chief Executive Officer, and Director of onsemi  Thad Trent  Executive Vice President  and Chief Financial Officer of onsemi  Rahul Patel  President, Chief Executive Officer, and Director of Synaptics  © onsemi 2026 | 2

 Expanding Beyond Power and Sensing Into Intelligent Systems  “We push to create intelligent power and sensing technologies that solve the most challenging customer problems”  “Synaptics is driving innovation in AI at the Edge, bringing AI closer to end users and transforming how we engage with intelligent connected devices”  Intelligent Systems  Power  Sense  Connected Compute  Control  © onsemi 2026 | 2

Compelling Strategic and Financial Rationale

1 Accelerates onsemi's evolution, building on our strength in power and sensing to become a leading provider of intelligent systems — expanding from AI data centers into physical AI

2 Grows TAM by $30B to $243B by 2030, extending reach into connected compute

3 Integrates a differentiated Edge AI compute franchise and a strong portfolio of human-machine interface and wireless connectivity solutions

4 Strengthens leadership position at the intersection of Power, Sense and Control with Connected Compute — the four pillars of Physical AI

5 Combines complementary portfolios to drive significant customer value and deepen customer engagements through our global channel reach

6 Enhances scale and gross margin, strengthens our long-term financial model and is expected to be accretive to non-GAAP EPS within 18 months after close[1]

onsemi

[1] Based on consensus estimates as of June 23, 2026, assuming close in mid 2027.

© onsemi 2026 | 5

 © onsemi 2026 | 6  Expanding Capabilities from AI Infrastructure to Physical AI  1 Based on market projections. Total addressable market for the combined company.  AI Infrastructure  Physical AI  ~$100B1 AI TAM by 2030  25% 2026-2030 CAGR

  Purpose-built AI processors and NPUs for multimodal on-device intelligence   Excellence in human-machine interface leveraging decades of mixed-signal and algorithm innovation   Proven leadership across capacitive touch, high-speed interface, and biometric sensing   Leading wireless connectivity portfolio spanning Wi-Fi, Bluetooth, GPS/GNSS and more  Synaptics – Leading Edge AI Franchise, with a Broad Portfolio in Edge Compute, Connectivity, Interface and Sensing  Edge Interface & Sensing  Capacitive Touch Controllers Video Interface  Biometric Sensors  Integrated Touch and Display  Established Ecosystem Supporting Top-tier Customers  Industrial  Robotics  AR/VR  Edge Compute & Connectivity  AI-Native Embedded Processors Wireless Connectivity  Tactile Sensing  High Speed Interface  © onsemi 2026 | 10

 Hardware Solutions  Astra AI Processors: Scalable AI-Native Solutions for Physical AI  Full-Stack AI Software Platform   Open, multi-OS foundation for portability   End-to-end AI toolchain for Edge deployment   Compiler suite & runtime across model formats and targets  Low-Power Edge AI Processors   Astra SL Smart MPUs   AI-native Linux & Android processors   Astra SR/SRW Smart MCUs   High-performance context-aware AI compute  Intelligent Systems w/ Established Ecosystem and Partners   Collaboration with Google on real-world Physical AI and Edge AI product development   Ongoing engagements with leading OEMs in Industrial, Robotics, and AR/VR  Software Stack  © onsemi 2026 | 10

 Industrial  Data Center  Automotive  Strengthens Leadership Position at Intersection of Power, Sense & Control with Connected Compute — Four Pillars of Physical AI  Creating a category-defining leader in Intelligent Systems for Physical AI  Decades of experience supporting leading customers in Auto and Industrial  The right building blocks to allow machines to sense, decide, act and adapt in the physical world  Power  Sense  Control  Intelligent Systems  Connected Compute  Physical AI  © onsemi 2026 | 10

Highly Complementary Portfolios for Our Intelligent Systems

Complementary Product Capabilities

POWER
- *Silicon to Wide-Bandgap*
- *Power Management*
- *Smart Power Stage*

SENSE
- *Image Sensors and ISPs*
- *Ultrasonic Sensors*
- *Human-Machine Interfaces*

CONNECTED COMPUTE
- *AI-Native, Low-Power MCUs & MPUs*
- *Wi-Fi, Bluetooth/BLE, Thread/Zigbee, GPS/GNSS*
- *In-Vehicle Networking, Ethernet for Zonal*

CONTROL
- *Analog and Mixed-Signal ICs*
- *Drivers, Switches*

onsemi

Global Scale

onsemi + synaptics

Significant Value Creation

Expands capabilities into physical AI unlocking new markets

Broader and more integrated product portfolio drives significant customer value

Expands market penetration by leveraging onsemi's scale and global sales channel

Deepens customer engagements via more comprehensive intelligent systems solutions onsemi
© onsemi 2026 | 10

 © onsemi 2026 | 11  Attractive Financial Profile  Note: This presentation includes certain non-GAAP financial measures.  1 Numbers reflect median consensus estimates as of June 23, 2026. 2 Synaptics standalone financial measures exclude share-based compensation expenses. 3 Based on Non-GAAP financial measures including share-based compensation expenses. Share-based compensation expenses assumed to be ~10% of revenue for Synaptics. 4 $200M run-rate synergies . 5 18 months post-close when companies are fully integrated. 6 Based on consensus estimates assuming close in mid-2027.  (Pro-forma3, post-synergies4, and includes share-based compensation)  Enhances scale with significant value creation opportunities to drive long-term growth outlook  Attractive gross margins consistent with our long-term model  Expected to be accretive to Non-GAAP EPS within 18 months  post-close6  $200M5 in annual synergies improving overall profitability  +  $6.5B  $1.3B  $7.8B  Revenue  $2.6B  40%  Gross Profit  % Margin  $0.7B  54%  $3.3B  42%  Operating Profit  % Margin  $1.4B  22%  $0.2B  19%  $1.7B  22%  CY26E  Non-GAAP  (Based on consensus1)  2  (Excludes share-based compensation)

Transaction Summary

TRANSACTION CONSIDERATION

- onsemi to acquire Synaptics in an all-stock transaction with pro-forma ownership[1] of 88% onsemi and 12% Synaptics
- Synaptics stockholders receive 1.350 shares of onsemi common stock for each share of Synaptics common stock
- Representing a total enterprise value of approximately $7B and a 19% premium to the 10-day VWAP

FINANCIAL IMPACT

- Combined revenue of $7.8B[2] in 2026
- $200M in annual synergies within 18 months post-close
- Expected to be accretive to non-GAAP EPS within 18 months post close[2]

CAPITAL STRUCTURE

- Pro forma gross debt of $5.4B, cash of $4.2B and net debt of $1.2B at announcement
- Pro forma Net Debt / LTM adjusted EBITDA[3] of 0.6x at announcement
- Committed to maintaining existing capital return policy during the pendency period

TIMING AND APPROVALS

- Closing anticipated in mid-2027
- Subject to approval by Synaptics' shareholders
- Subject to receipt of regulatory approvals and other customary conditions

Note: Figures reflect LTM as of the most recent quarter end; onsemi, April 3, 2026; Synaptics, March 28, 2026.
[1] Based on fully diluted ownership, including options and restricted stock units/awards, reflecting capitalization as of June 18, 2026; Based on share prices as of market close on June 23, 2026.
[2] Based on consensus estimates as of June 23, 2026
[3] Synaptics financials burdened for share-based compensation expense.

onsemi
© onsemi 2026 | 12

© onsemi 2026  Appendix

 Cautionary Information  No Offer or Solicitation  This communication is for informational purposes only and does not constitute, or form a part of, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Important Additional Information about the Transaction and Where To Find It  The proposed transaction will be submitted to the stockholders of Synaptics for their consideration. In connection with the proposed transaction, onsemi will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Synaptics and that also constitutes a prospectus of onsemi. Each of Synaptics and onsemi will provide the proxy statement/prospectus to Synaptics stockholders. Synaptics and onsemi also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Synaptics or onsemi may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE  THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on Synaptics Investor Relations at https://investor.synaptics.com/ (for documents filed with the SEC by Synaptics) or onsemi Investor Relations at https://investor.onsemi.com/ (for documents filed with the SEC by onsemi).  © onsemi 2026 | 14

 Cautionary Information  Participants in the Solicitation  Synaptics, onsemi, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Synaptics stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Synaptics stockholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Synaptics’ executive officers and directors under the headings “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis,” “Named Executive Officer Compensation Tables,” “CEO Pay Ratio Disclosure,” “Pay Versus Performance Disclosure” and “Beneficial Ownership of Certain Stockholders” in its definitive proxy statement filed with the SEC on September 16, 2025. To the extent holdings of Synaptics common stock by the directors and executive officers of Synaptics have changed from the amounts of Synaptics common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=817720&owner=exclude under the tab “Ownership Disclosures”. You can find more detailed information about onsemi’s executive officers and directors under the headings “The Board of Directors and Corporate Governance,” “Compensation of Executive Officers” and “Stock Ownership” in its definitive proxy statement filed with the SEC on April 2, 2026. To the extent holdings of onsemi common stock by the directors and executive officers of onsemi have changed from the amounts of onsemi common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1097864&owner=exclude under the tab “Ownership  Disclosures”. Additional information about Synaptics’ executive officers and directors and onsemi’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.  © onsemi 2026 | 14

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